Year **2002**
Annual Report

CNB Bancorp, Inc.




CITY
NATIONAL
BANK
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CITY
NATIONAL
BANK
1:51
24 Hour Banking


CITY
NATIONAL
BANK
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24 Hour Banking


City
National
Bank
1:15


CITY
NATIONAL
BANK
11:04




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Gloversville • Johnstown • Northville • Perth • Saratoga Springs

DIRECTORS
CNB Bancorp, Inc. and City National Bank and Trust Company

JOHN C. MILLER........PRESIDENT, JOHN C. MILLER, INC.
AUTOMOBILE DEALER

FRANK E. PERRELLA........PRESIDENT, SIRA CORP.
CONSULTANT

ROBERT L. MAIDER........PARTNER, MAIDER & SMITH ATTORNEYS

WILLIAM N. SMITH........CHAIRMAN OF THE BOARD,
PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY AND THE SUBSIDIARY BANK

GEORGE A. MORGAN........VICE PRESIDENT AND SECRETARY OF THE COMPANY
AND EXECUTIVE VICE PRESIDENT, CASHIER AND TRUST OFFICER OF THE SUBSIDIARY BANK

BRIAN K. HANABURGH........OWNER, D/B/A MCDONALD'S RESTAURANTS
FAST FOOD RESTAURANT

CLARK D. SUBIK........PRESIDENT, SUPERB LEATHERS, INC.
LEATHER MERCHANDISER

DEBORAH H. ROSE........(RETIRED) VICE PRESIDENT, HATHAWAY AGENCY, INC.
GENERAL INSURANCE

THEODORE E. HOYE, III........PRESIDENT, FIRST CREDIT CORP.
FINANCING AND INSURING OF MANUFACTURED HOUSING

TIMOTHY E. DELANEY........PRESIDENT, DELANEY CONSTRUCTION CORP.
HEAVY/HIGHWAY CONSTRUCTION

RICHARD D. RUBY........PRESIDENT, RUBY & QUIRI, INC.
HOME FURNISHINGS RETAILER

OFFICERS - CNB Bancorp, Inc.

WILLIAM N. SMITH........CHAIRMAN OF THE BOARD AND PRESIDENT
GEORGE A. MORGAN........VICE PRESIDENT AND SECRETARY
MICHAEL J. FRANK........TREASURER
BRIAN R. SEELEY........AUDITOR

HONORARY DIRECTORS

LYDON F. MAIDER
LLOYD POLITSCH
ALFRED J. WASHBURN

RICHARD E. HATHAWAY
PAUL E. SMITH
ROSS H. HIGIER

RICHARD P. TATAR
JAMES W. ST. THOMAS
CLARK EASTERLY, SR.

FINANCIAL HIGHLIGHTS
(Dollars in thousands, except per share data)

	2002	2001	2000
NET INCOME	$4,632	$4,032	$3,705
Earnings Per Share			
Basic	2.05	1.75	1.56
Diluted	2.03	1.72	1.54
CASH DIVIDENDS	$1,579	$1,520	$1,476
Per Common Share	0.70	0.66	0.62
STOCKHOLDERS' EQUITY AT YEAR-END	$36,884	$34,649	$33,993
Per Common Share	16.58	15.22	14.49
RETURN ON AVERAGE STOCKHOLDERS' EQUITY	12.8%	11.7%	11.6%
RETURN ON AVERAGE ASSETS	1.22%	1.14%	1.12%
TOTAL ASSETS AT YEAR-END	$391,804	$359,955	$339,306

PRESIDENT'S MESSAGE



This is the twentieth annual message that I have written for our company and I am pleased to report that it shows continued strong operating results with the twelfth consecutive year of record earnings.

Net income at $4.6 million was an increase of 14.9% over the prior year's result of $4.0 million. More importantly, diluted earnings per share were $2.03, compared to $1.72 in 2001, an increase of 18.0%.

Total assets increased $31.8 million or 8.8%, resulting in total assets at year-end of $391.8 million.

Total loans, net of unearned income, decreased $8.7 million or 4.5% and ended the year at $186.3 million. The decrease in loans was due primarily to a decline in indirect auto lending and a slowdown in residential mortgage applications.

Total deposits at year-end were $300.6 million, an increase of $21.4 million, or 7.7% over the balance of $279.2 million at December 31, 2001. The primary areas of growth were in savings (cash management accounts) and money market accounts.

Stockholders' equity at year-end was $36.9 million, as compared to $34.6 million at the prior year-end. This resulted in a year-end stockholders' equity to total assets ratio of 9.4%, a ratio that is over twice the regulatory minimum guideline of 4.0%.

In August, the Board of Directors increased the dividend for the thirty-sixth consecutive year. The dividend, per share for the year, was $0.70, an increase of 6.1%, as compared to $0.66 in 2001. Total dividends paid to stockholders for the year amounted to $1.6 million.

During the year, we were saddened by the loss of two honorary directors. Henry Buanno, founder of Buanno Transportation Company, passed away on May 24, 2002. He served on our board of directors for ten years, retiring in 1993. Leon Finkle, Chairman of the Board of Finkle Distributors, Inc., passed away on May 30, 2002. He served as a director for fourteen years, retiring in 1999. The dedication, loyalty and leadership of these men to our organization was deeply appreciated.

In April, David W. McGrattan, Senior Vice President, retired after fourteen years with the Bank. Dave worked primarily in commercial lending and for the last several years of employment was the senior lending officer. His loyalty and commitment to our company were extremely valuable. We wish Dave and Carol health and happiness in their retirement years.

In regard to technology, 2002 was a busy year for the company. We implemented new systems and services that have increased our ability to serve our customers. We also made internal changes that will allow us to continue to move in the right direction to take advantage of advanced technology.

In early 2002, we launched our new web site located at www.citynatlbank.com. Our web site offers comprehensive information about the Bank, as well as many extra features such as Google search, stock quotes, weather forecasts and news stories. In conjunction with our new web site, we introduced our personal online banking system. This system allows our customers, through a secure connection, to view account information, transfer funds, download information into money management programs and pay bills online.

To provide our customers with the means to ensure access to their money after hours using City National Bank ATMs, we installed new ATMs at the main office, Fifth Avenue, Northville and Perth offices. As the use of ATM cards and debit cards continue to increase, providing reliable and state-of-the-art machines to our customers is a priority. To better serve our business customers, we introduced a business debit card this year. This service allows business owners to access their funds with a debit card and allows the owners to grant access to selected employees.

As we still enjoy seeing our customers in our branches and want to make visiting the branches an enjoyable experience, we installed new computer hardware at each teller and customer service station. We also upgraded our teller system and installed our first automated customer service platform system.

To ensure that the Bank continues to move in the right direction with regard to technology, we created an information technology department staffed by a vice president of information technology and a network administrator. Our talented staff is dedicated to the support of our existing technology and the implementation of new technology so we can continue to fulfill the needs of our customers.

In the third quarter, construction began on the new Saratoga Springs branch facility. The 12,000-square-foot, two-story office building is being constructed on the site of the former Friendly's Restaurant. Once the new building is occupied, the old branch will be demolished to provide additional parking. The new branch will feature two teller drive-thru windows and two ATMs; one in the front entryway and the other in the drive-thru. The new branch should be ready for occupancy by mid-year.

As always, we welcome your comments and suggestions, and please remember to use our financial services and recommend us to your friends and neighbors.

WILLIAM N. SMITH
Chairman of the Board, President and Chief Executive Officer
of the Company and the subsidiary Bank


500,000
400,000
300,000
200,000
100,000
0
(Thousands)
$255,568
$314,908
$339,306
$359,955
$391,804
1998
1999
2000
2001
2002

Year-End Total Assets
Five Years (1998-2002)

Net Income
Five Years (1998-2002)


5,000
4,000
3,000
2,000
1,000
0
(Thousands)
$3,222
$3,299
$3,705
$4,032
$4,632
1998
1999
2000
2001
2002

Basic Earnings Per Share
Five Years (1998-2002)



2.50
2.00
1.50
1.00
0.50
0.00
(Dollars)
$1.34
$1.37
$1.56
$1.75
$2.05
1998
1999
2000
2001
2002



0.80
0.60
0.40
0.20
0.00
(Dollars)
$0.56
$0.59
$0.62
$0.66
$0.70
1998
1999
2000
2001
2002

Dividends Per Common Share
Five Years (1998-2002)

FINANCIAL REVIEW

The financial review is a presentation of management's discussion and analysis of the consolidated financial condition and results of operations of CNB Bancorp, Inc. (Company) and its subsidiaries, City National Bank & Trust Company and Hathaway Agency, Inc. The financial review is presented to provide a better understanding of the financial data contained in this report and should be read in conjunction with the consolidated financial statements and other schedules that follow.

Forward-Looking Statements:

In addition to historical information, this annual report includes certain forward-looking statements with respect to the financial condition, results of operations and business of the Company and its subsidiaries based on current management expectations. The Company's ability to predict results or the effect of future plans and strategies is inherently uncertain and actual results, performance, or achievements could differ materially from those management expectations. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state, and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the subsidiary Bank's loan and securities portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental, and technological factors affecting the Company's operations, markets, products, services and prices.

Mergers and Acquisitions:

On June 1, 1999, the Company completed the acquisition of Adirondack Financial Services Bancorp, Inc. (Adirondack), at which time Adirondack merged with and into CNB Bancorp, Inc. Upon acquisition, Adirondack's subsidiary Bank, Gloversville Federal Savings and Loan Association, merged with the Company's subsidiary Bank, City National Bank & Trust Company.

On July 1, 2000, the Company completed the acquisition of Hathaway Agency, Inc., a general insurance agency. Pursuant to the merger, Hathaway became a wholly-owned subsidiary of CNB Bancorp, Inc.

Financial Condition:

The table below presents a comparison of average and year-end selected consolidated balance sheet categories over the past three years, and the changes in balances for those years (in thousands).

				Increase/(Decrease)	
Average Consolidated Balance Sheet	2002	2001	2000	2002/2001	2001/2000
Assets:					
Cash and due from banks	$9,543	$7,932	$7,678	$1,611	$254
Federal funds sold	12,628	7,265	5,595	5,363	1,670
Int. bearing deposits with banks	10,468	3,022	1,128	7,446	1,894
Total securities*	140,600	130,902	122,667	9,698	8,235
Loans, net	188,819	190,532	178,444	(1,713)	12,088
Other assets	16,111	14,994	16,116	1,117	(1,122)
Total Assets	$378,169	$354,647	$331,628	$23,522	$23,019

Average Consolidated Balance Sheet	2002	2001	2000	Increase/(Decrease) 2002/2001	Increase/(Decrease) 2001/2000
Liabilities:					
Demand deposits	$28,565	$26,756	$26,972	$1,809	($216)
Savings, NOW and money market accounts	141,168	113,416	107,957	27,752	5,459
Time deposits	121,716	136,628	137,432	(14,912)	(804)
Notes payable and repurchase agreements	48,926	41,356	25,765	7,570	15,591
Other liabilities	1,690	1,959	1,485	(269)	474
Stockholders' equity	36,104	34,532	32,017	1,572	2,515
Total Liabilities and Equity	$378,169	$354,647	$331,628	$23,522	$23,019

Year-End Consolidated Balance Sheet	2002	2001	2000	Increase/(Decrease) 2002/2001	Increase/(Decrease) 2001/2000
Assets:					
Cash and due from banks	$11,252	$11,212	$9,166	$40	2,046
Federal funds sold	10,900	8,200	5,400	2,700	2,800
Int. bearing deposits with banks	12,508	317	272	12,191	45
Total securities*	156,949	133,057	124,767	23,892	8,290
Loans, net	183,181	192,443	183,840	(9,262)	8,603
Other assets	17,014	14,726	15,861	2,288	(1,135)
Total Assets	$391,804	$359,955	$339,306	$31,849	$20,649
Liabilities:					
Demand deposits	$27,827	$28,103	$26,339	($276)	$1,764
Savings, NOW and money market accounts	152,469	130,311	125,974	22,158	4,337
Time deposits	120,320	120,813	118,161	(493)	2,652
Notes payable and repurchase agreements	52,689	44,618	33,128	8,071	11,490
Other liabilities	1,615	1,461	1,711	154	(250)
Stockholders' equity	36,884	34,649	33,993	2,235	656
Total Liabilities and Equity	$391,804	$359,955	$339,306	$31,849	$20,649

*Includes available for sale securities at fair value, held to maturity securities at amortized cost and Federal Reserve Bank and Federal Home Loan Bank stock at cost.

Total assets at December 31, 2002 reached a new record high of $391.8 million as compared to $360.0 million at December 31, 2001, an increase of $31.8 million or 8.8%. Asset growth for the year consisted of a $23.9 million increase in total securities and a $14.9 million increase in cash and short-term investments including a $12.2 million increase in interest bearing deposits with banks and a $2.7 million increase in federal funds sold. These increases were partially offset by a decrease in loans, net of unearned discount, of $8.7 million or 4.5%. Asset growth was funded primarily with increases in deposits, which increased by $21.4 million or 7.7% and an increase in repurchase agreements and notes payable in the amount of $8.1 million. Average assets for 2002 totaled $378.2 million, an increase of $23.5 million or 6.6% from the 2001 average of $354.6 million.

Net loans, which constitute the largest segment of earning assets, represented 46.8% of total assets at December

31, 2002. Average net loans for 2002 decreased $1.7 million or 0.9% over 2001. Average commercial loans increased for the year 3.8%, while the averages for both consumer and mortgage loans decreased for the year by 2.3%. The yield on total loans decreased from 8.17% in 2001 to 7.64% in 2002, which reflects the lower interest rates that were in effect throughout the year.

The total securities portfolio, which includes both "available for sale" and "held to maturity" securities, at December 31, 2002 was $156.9 million as compared to $133.1 million the previous year, an increase of $23.9 million. The increase for 2002 was funded with growth in core deposit accounts and increased borrowings from the Federal Home Loan Bank. The yield on the portfolio decreased 103 basis points year-to-year from 6.74% for 2001 to 5.71% for the year 2002. This significant decrease in yield was a result of the Federal Reserve Bank's numerous interest rate cuts throughout 2001 and 2002 affecting the reinvestment yield of securities as they matured or repriced in 2002.

Interest bearing deposits with banks and federal funds sold which are short-term assets that provide a source of liquidity for the subsidiary Bank increased from $8.5 million to $23.4 million year-to-year. On average, these accounts increased by $12.8 million or 124.5%. The increase was due to accelerated repayments from mortgage backed securities and bonds being called as a result of lower interest rates in effect throughout the year. Higher levels of short-term assets were maintained reflecting the overall core deposit growth during the year.

Deposits continue to be the subsidiary Bank's primary source of funding. Total deposits at December 31, 2002 reached $300.6 million, an increase of $21.4 million or 7.7% over the previous year-end. Core deposits, which consist of demand, savings, NOW, and money market accounts, grew by $21.9 million or 13.8%. Time deposits were relatively stable for the year decreasing only $0.5 million. Average deposits increased during the year to $291.4 million from $276.8 million, an increase of $14.6 million or 5.3%.

Cash and due from banks remained the same year-to-year at $11.2 million, while the average for the year was up $1.6 million or 20.3%.

Other assets increased for the year by $2.3 million to $17.0 million at December 31, 2002 from $14.7 million at December 31, 2001, which was primarily related to the purchase of bank-owned life insurance. Average other assets increased by $1.1 million year-to-year.

Stockholders' equity at year-end 2002 was $36.9 million as compared to $34.6 million at year-end 2001. The increase was due mainly to a combination of net income after dividends of $3.1 million, plus a net unrealized gain of market value on securities available for sale, net of tax, in the amount of $1.6 million, less net treasury stock transactions of $1.6 million and a minimum pension liability adjustment, net of tax in the amount of $0.8 million. The consolidated statements of changes in stockholders' equity included in this annual report detail the changes in equity capital.

Results of Operations:

The comparative consolidated statement of income summarizes income and expense for the last three years. The Company achieved record earnings for 2002 of $4,632,000 as compared to $4,032,000 for 2001, an increase of $600,000 or 14.9% over the previous year. Net income for 2001 was 8.8% above 2000 net income of $3,705,000. Basic earnings per share for year 2002 were $2.05, up 17.1% from 2001 per share earnings of $1.75. Diluted earnings per share of $2.03 were up 18.0% over 2001 diluted earnings per share of $1.72. The strong increase in per share earnings was a result of higher net income divided by fewer shares outstanding due to the repurchase of shares through the Company's stock repurchase plan and the elimination of goodwill amortization with the adoption, on January 1, 2002, of FASB No. 142. The return on average assets for the three years ended December 31, 2002, 2001 and 2000 was 1.22%, 1.14% and 1.12%, respectively. The return on average equity for the same periods was 12.8%, 11.7% and 11.6%.

Net interest income, the most significant component of earnings, is the amount by which the interest generated from earning assets exceeds the expense associated with funding those assets. Changes in net interest income from year to year result from changes in the level and mix of the average balances (volume) of earning assets and interest-bearing liabilities and from the yield earned and the cost paid (rate). In the following discussion, interest income is presented on a fully taxable equivalent basis applying the statutory Federal income tax rate of 34%. Net interest income for 2002 increased $1,189,000 or 8.8%. The overall increase in 2002 was attributable to a higher average volumes of earning assets and a higher net interest margin, which increased to 4.14% for year 2002 from 4.04% for 2001. Higher averages were primarily a result of increases in deposits and borrowings offset by higher volumes of investment securities and higher short-term assets. Interest and fees on loans for 2002 decreased by $1,139,000 or 7.2% from the previous year, due to a decrease in average net loans of $1.7 million, plus a decrease in yield of 53 basis points from 8.17% in 2001 to 7.64% in 2002. Interest and dividends on securities also decreased for the year going from $8.8 million in 2001 to $7.9 million for year 2002. Even though the average volume of total securities increased by $9.1 million or 7.0% for the year, it was more than offset by a 103 basis point decrease in yield from 6.74% in 2001 to 5.71% in 2002. Interest on federal funds sold decreased $42,000 or 16.7%. The decrease in 2002 was a result of a much lower average rate of 1.66% compared to 3.47% in 2001 being partially offset by a higher average balance, in the current year, due to larger cash pre-payments on mortgage-backed securities and more securities being called due to lower interest rates throughout the year.

For comparison purposes, the table below shows interest income converted to a fully taxable basis to recognize the income tax savings between taxable and tax-exempt assets (in thousands).

	2002	2001	2000	% Change 2002/2001	% Change 2001/2000
Total interest and dividend income	$22,046	$24,053	$23,760	(8.3)%	1.2%
Total interest expense	8,300	11,408	12,091	(27.2)	(5.6)
Net interest and dividend income	13,746	12,645	11,669	8.7	8.4
Tax equivalent adjustment	901	813	791	10.8	2.8
Net interest and dividend income taxable equivalent basis	$14,647	$13,458	$12,460	8.8%	8.0%

Total interest expense decreased $3,108,000 or 27.2% in 2002 over that of 2001 compared to a decrease of $683,000 or 5.6% for 2001 over 2000. The decrease in 2002 was due to substantially lower interest rates on all interest bearing liabilities throughout the year. The average rate on interest bearing liabilities for 2002 was 2.66%, a decrease of 125 basis points from 2001. The rate reduction was partially offset by an increase in the average volume of $20.4 million from 2001.

Total other income for 2002 increased by $163,000 or 7.7% due primarily to higher insurance commissions of $842,000 from the insurance subsidiary, Hathaway Agency, Inc., compared to commissions of $712,000 for year 2001. Total other expense in 2002 was virtually flat for the year increasing only $16,000 over the preceding year. The 2002 increase does include, however, higher salaries and employee benefits of $313,000 which was offset by the elimination of $319,000 of goodwill amortization expense due to the adoption of FASB Statement No. 142 on January 1, 2002.

Net interest spread, the difference between the average earning assets yield and the cost of average interest bearing funds, increased 28 basis points or 7.9% from 2001 to 2002. The net interest margin, net interest income as a percentage of earning assets, increased 10 basis points or 2.5%. The increases in net interest spread and net interest margin for 2002 were attributed to the decline of interest rates affecting shorter term interest bearing liabilities faster than longer term interest bearing assets.

Interest rate spread and net interest margin (dollars in thousands):
(Tax equivalent basis)

	2002		2001		2000	
	Yearly Average	Rate	Yearly Average	Rate	Yearly Average	Rate
Earning assets	$353,745	6.49%	$333,315	7.46%	$313,578	7.84%
Interest bearing liabilities	311,810	2.66%	291,400	3.91%	271,176	4.45%
Net interest rate spread		3.83%		3.55%		3.39%
Net interest margin		4.14%		4.04%		3.97%

Capital Resources: Stockholders' equity ended 2002 at $36,884,000, up $2,235,000 or 6.5%, due to a combination of net retained earnings and net unrealized gains in market value of the available-for-sale securities less net treasury stock purchases and the recording of a minimum pension liability adjustment. At December 31, 2002, the ratio of stockholders' equity to total assets was 9.4%, as compared to 9.6% at December 31, 2001.

On January 31, 2000, the Board of Directors of the Company (Board) approved a stock repurchase plan (the "Plan") authorizing the repurchase of up to 5% or 120,000 shares of the Company's common stock over a two-year period. On May 29, 2001, the Board extended the plan by authorizing an additional 5% or approximately 115,000 shares over a new two-year period upon completion of the original plan. As of December 31, 2002, the Company had purchased 207,092 shares under the plan at an average price of $29.60 per share. The repurchased shares are held in treasury stock and may be reissued to support the Company's dividend reinvestment plan, to satisfy the exercise of stock options, or other corporate purposes.

Banks and bank holding companies are required to meet a ratio of qualifying total capital to risk-weighted assets. Risk-based assets are the value of assets carried on the books of the Company, as well as certain off-balance sheet items, multiplied by an appropriate factor as stipulated in the regulation. Tier 1 capital consists of common stock and qualifying stockholders' equity reduced by intangible assets. Total capital consists of Tier 1 capital plus a portion of allowance for loan losses. Currently, the minimum risk-based ratios, as established by the Federal Reserve Board, for Tier 1 and total capital are 4% and 8%, respectively. At December 31, 2002, the Company had Tier 1 and total risk-based capital ratios of 14.9% and 16.2%, respectively. The Company also maintained a leverage ratio of 7.9% as of December 31, 2002. The leverage ratio is defined as Tier 1 capital in relation to fourth quarter average assets.

Liquidity: The primary objective of liquidity management is to ensure sufficient cash flows to meet all of the Company's funding needs, such as loan demand and customers' withdrawals from their deposit accounts. While the primary source of liquidity consists of maturing securities, other sources of funds are federal funds sold, repayment of loans, sale of securities available for sale, growth of deposit accounts, and borrowed funds and securities sold under agreements to repurchase. In addition to existing balance sheet cash flows, the subsidiary Bank maintains lines of credit with a correspondent bank and the Federal Home Loan Bank (FHLB) to supplement its short term borrowing needs.

The subsidiary Bank has pledged certain assets as collateral for deposits from municipalities, FHLB borrowings and repurchase agreements. By utilizing collateralized funding sources, the subsidiary Bank is able to access a variety of cost effective sources of funds. Management monitors its liquidity position on a regular basis and does not anticipate any negative impact to its liquidity from pledging activities. While there are no known trends or demands that are likely to affect the subsidiary Bank's liquidity position in any material way during the coming year, the subsidiary Bank continuously monitors its basic liquidity on an ongoing basis.

As of December 31, 2002, the Company had various loan commitments and standby letter of credit commitments totaling approximately $24.6 million. Included in this amount is approximately $21.9 million in commercial lines of credit, residential home equity lines of credit and overdraft lines of credit. Under normal banking conditions these lines are drawn on from time to time and then repaid so that the full amount of the lines are never drawn down at any one time.

Provision for loan losses: The Company establishes an allowance for loan losses based on an analysis of risk factors in its loan portfolio. The analysis includes concentrations of credit, past loan loss experience, current economic conditions, amount and composition of the loan portfolio, estimated fair market value of underlining collateral, delinquencies and other factors.

The allowance for loan losses as a percentage of loans, net of unearned discounts is 1.66% at December 31, 2002 compared to 1.29% at December 31, 2001. The increase is a result of the loan loss provision exceeding the net charge-offs for the year. At December 31, 2002, non-performing loans were $1.7 million as compared to $0.5 million at year-end 2001. The increase in nonperforming loans is the result of the fourth quarter addition of a $1.4 million commercial loan. The Company continues to evaluate this loan and all other problem credits.

The Company's allowance for loan losses coverage of non-performing loans decreased as of December 31, 2002 to 183% from 470% at December 31, 2001. The decrease was primarily caused by the commercial loan previously mentioned. The provision for loan losses was $1,165,000, $525,000 and $219,000 for the years 2002, 2001 and 2000, respectively. Net loan charge-offs for 2002, 2001 and 2000 were $588,000, $769,000 and $166,000, respectively. The provision for loan loss is a result of management's overall assessment of the loan portfolio and the adequacy of the allowance for loan losses.

The Company will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses as conditions dictate. Although the Company maintains its allowance at a level it considers to be adequate to provide for inherent risk of loss in its loan portfolio, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the OCC as part of its examination process, which may result in the establishment of an additional allowance based on the OCC's judgment of the information available to it at the time of examination.

Market Risk: Market risk is the risk of loss from adverse changes in market prices and interest rates. The subsidiary Bank's market risk arises primarily from interest rate risk inherent in its lending and deposit acceptance activities. Although the subsidiary Bank manages other risks, such as credit and liquidity risk, in the normal course of its business management, it considers interest rate risk to be its most significant market risk and could potentially have the largest effect on the Bank's financial condition and results of operations. The Company does not currently have a trading portfolio or use derivatives such as swaps or options to manage market and interest rate risk.

The subsidiary Bank's interest rate risk management is the responsibility of the Asset/Liability Management Committee (ALCO), which reports to the Board of Directors. The Committee, comprised of senior management, has developed policies to measure, manage and monitor interest rate risk. Interest rate risk arises from a variety of factors, including differences in the timing between the contractual maturity or the repricing of the subsidiary Bank's assets and liabilities. For example, the subsidiary Bank's net interest income is affected by changes in the level of market interest rates as the repricing characteristics of its loans and other assets do not necessarily match those of its deposits and borrowings.

In managing exposure, the subsidiary Bank uses interest rate sensitivity models that measure both net gap exposure and earnings at risk. ALCO monitors the volatility of its net interest income by managing the relationship of interest rate sensitive assets to interest rate sensitive liabilities. The Committee utilizes a simulation model to analyze net income sensitivity to movements in interest rates. The simulation model projects net interest income based on an immediate rise or fall in interest rates of 200 basis points for a twelve-month period. The model is based on the contractual maturity and repricing characteristics of interest rate assets and liabilities. The model incorporates assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities.

The following table shows the approximate effect on the subsidiary Bank's net interest income on a fully taxable equivalent basis as of December 31, 2002, assuming an increase or decrease of 200 basis points in interest rates (in thousands).

Change in Interest Rates (basis points)	Estimated Net Interest Income	Change in Net Interest Income
+200	$13,624	(0.1)%
+100	13,835	1.5
0	13,632	0.0
–100	13,301	(2.4)
–200	13,225	(3.0)

Another tool used to measure interest rate sensitivity is the cumulative gap analysis. The cumulative gap represents the net position of assets and liabilities subject to repricing in specified time periods. Deposit accounts without maturity dates are modeled based on historical run-off characteristics of these products in periods of rising rates. Loans and security maturities are based on contractural maturities. At December 31, 2002 the Company had a positive one-year cumulative gap position.

The cumulative gap analysis is merely a snapshot at a particular date and does not fully reflect that certain assets and liabilities have similar repricing periods but may in fact reprice at different times within that period and at differing rate levels. Management, therefore, uses the interest rate sensitivity gap only as a general indicator of the potential effects of interest rate changes on net interest income. Management believes that the gap analysis is a useful tool only when used in conjunction with its simulation model and other tools for analyzing and managing interest rate risk.

As of December 31, 2002, the subsidiary Bank was in an asset sensitive position for one year, which means that more assets are scheduled to mature or reprice within the next year than liabilities. The subsidiary Bank is also in an asset sensitive position beyond one year.

The following table shows the interest rate sensitivity gaps as of December 31, 2002 highlighting the gap percentages within one year.

	Balance Maturing or Subject to Repricing (in Thousands)				
AT DECEMBER 31, 2002	Within 3 Months	After 3 Mo. But Within 1 Year	After One But Within Five Years	After Five Years	Total
Interest Earning Assets:					
Securities*	$32,044	$38,108	$51,849	$31,536	$153,537
Total Loans, net of unearned discount	42,450	19,714	60,852	63,248	186,264
Other Earning Assets	23,408	—	—	—	23,408
Total Earning Assets	97,902	57,822	112,701	94,784	363,209
Fair Value Above Cost of Securities Available-for-Sale					3,412
Other Assets					25,183
TOTAL ASSETS					$391,804
Interest-Bearing Liabilities:					
Savings, NOW and MMDA	$63,826	$—	$—	$88,643	$152,469
Time Deposits	22,565	44,731	53,024	—	120,320
Other Interest-Bearing Liabilities	22,966	1,287	10,413	18,023	52,689
Total Interest-Bearing Liabilities	109,357	46,018	63,437	106,666	325,478
Demand Deposits					27,827
Other Liabilities & Equity					38,499
TOTAL LIABILITIES & EQUITY					$391,804
Interest Rate Sensitivity Gap	($11,455)	$11,804	$49,264	($11,882)	
Cumulative Interest Rate Sensitivity Gap	($11,455)	$349	$49,613	$37,731	$37,731
		0.1%			

*Includes Available-for-Sale Securities and Investment Securities at amortized cost and FHLB and FRB stock at cost.

FIVE-YEAR FINANCIAL SUMMARY
(In thousands, except per share data)

December 31,	2002	2001	2000	1999	1998
Consolidated statement of income data					
Interest and dividend income:					
Loans	$14,646	$15,785	$15,367	$12,816	$10,598
Securities*	7,042	7,942	7,980	6,623	5,603
Federal funds sold and other	358	326	413	529	642
Total interest and dividend income	22,046	24,053	23,760	19,968	16,843
Interest expense:					
Deposits	6,402	9,397	10,529	8,303	7,347
Borrowings	1,898	2,011	1,562	966	570
Total interest expense	8,300	11,408	12,091	9,269	7,917
Net interest income	13,746	12,645	11,669	10,699	8,926
Provision for loan losses	1,165	525	219	180	220
Net interest income after provision for loan losses	12,581	12,120	11,450	10,519	8,706
Other income	2,287	2,124	1,762	1,467	1,121
Other expenses	8,419	8,403	7,932	7,299	5,224
Income before income taxes	6,449	5,841	5,280	4,687	4,603
Provision for income taxes	1,817	1,809	1,575	1,388	1,381
Net income	$4,632	$4,032	$3,705	$3,299	$3,222
Per share data:					
Basic earnings per share	$2.05	$1.75	$1.56	$1.37	$1.34
Diluted earnings per share	2.03	1.72	1.54	1.36	1.34
Cash dividends paid	0.70	0.66	0.62	0.59	0.56
Cash dividend payout ratio	34.1%	37.7%	39.8%	42.9%	41.7%
Selected year-end consolidated statement of condition data:					
Total assets	$391,804	$359,955	$339,306	$314,908	$255,568
Securities*	156,949	133,057	124,767	109,280	107,529
Net loans	183,181	192,443	183,840	169,716	120,257
Deposits	300,616	279,227	270,474	265,080	206,386
Stockholders' equity*	36,884	34,649	33,993	31,285	31,511

*Securities figures include investment securities, securities available for sale, FRB and FHLB stock. Securities available for sale were recorded at fair value with any unrealized gain or loss at December 31 included in stockholders' equity, on a net of tax basis.

Per share figures have been adjusted to reflect the 3 for 2 stock split effected through the 50% stock dividend declared in July 1999.

CONSOLIDATED STATEMENTS OF CONDITION
(In thousands, except share data)

	December 31, 2002	2001
ASSETS		
Cash and cash equivalents		
Non-interest bearing	$11,252	$11,212
Interest bearing	12,508	317
Federal funds sold	10,900	8,200
Total cash and cash equivalents	34,660	19,729
Securities available for sale, at fair value	144,219	120,249
Investment securities, at cost (approximate fair value at December 31, 2002 - $9,975; at December 31, 2001 - $10,241)	9,569	9,955
Investments required by law, stock in Federal Home Loan Bank of New York and Federal Reserve Bank of New York, at cost	3,161	2,853
Loans	201,017	211,683
Unearned income	(14,753)	(16,734)
Allowance for loan losses	(3,083)	(2,506)
Net loans	183,181	192,443
Premises and equipment, net	3,996	3,420
Accrued interest receivable	1,801	1,661
Goodwill	3,960	3,960
Other assets	7,257	5,685
Total assets	$391,804	$359,955
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Demand (non-interest bearing)	$27,827	$28,103
Regular savings, NOW and money market accounts	152,469	130,311
Certificates and time deposits of $100,000 or more	29,663	34,061
Other time deposits	90,657	86,752
Total deposits	300,616	279,227
Securities sold under agreements to repurchase	13,570	11,629
Notes payable - Federal Home Loan Bank	39,119	32,989
Other liabilities	1,615	1,461
Total liabilities	354,920	325,306
Commitments and contingent liabilities (Note 16)		
STOCKHOLDERS' EQUITY		
Common stock, $2.50 par value, 5,000,000 shares authorized, 2,401,695 shares issued	6,004	6,004
Surplus	4,418	4,418
Undivided profits	30,517	27,608
Accumulated other comprehensive income	1,299	481
Treasury stock, at cost; 176,491 shares at December 31, 2002 and 124,553 shares at December 31, 2001	(5,354)	(3,862)
Total stockholders' equity	36,884	34,649
Total liabilities and stockholders' equity	$391,804	$359,955

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Years ended December 31,		
INTEREST AND DIVIDEND INCOME	2002	2001	2000
Interest and fees on loans	$14,646	$15,785	$15,367
Interest on federal funds sold	210	252	349
Interest on balances due from depository institutions	148	74	64
Interest on securities available for sale	6,364	7,063	6,953
Interest on investment securities	532	719	870
Dividends on FRB and FHLB stock	146	160	157
Total interest and dividend income	22,046	24,053	23,760
INTEREST EXPENSE			
Interest on deposits:			
Regular savings, NOW and money market accounts	2,102	2,520	2,783
Certificates and time deposits of $100,000 or more	925	2,292	3,318
Other time deposits	3,375	4,585	4,428
Interest on securities sold under agreements to repurchase	606	584	433
Interest on other borrowings	1,292	1,427	1,129
Total interest expense	8,300	11,408	12,091
NET INTEREST INCOME	13,746	12,645	11,669
Provision for loan losses	1,165	525	219
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	12,581	12,120	11,450
OTHER INCOME			
Income from fiduciary activities	174	178	184
Service charges on deposit accounts	622	630	473
Net gain on sales or calls of securities	33	15	—
Insurance commissions	842	712	252
Other income	616	589	853
Total other income	2,287	2,124	1,762
OTHER EXPENSES			
Salaries and employee benefits	4,311	3,998	3,727
Occupancy expense, net	501	502	455
Furniture and equipment expense	455	469	414
External data processing expense	924	897	733
Other expense	2,228	2,537	2,603
Total other expenses	8,419	8,403	7,932
INCOME BEFORE INCOME TAXES	6,449	5,841	5,280
Provision for income taxes	1,817	1,809	1,575
NET INCOME	$4,632	$4,032	$3,705
Earnings per share			
Basic	$2.05	$1.75	$1.56
Diluted	2.03	1.72	1.54

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income/(Loss)	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 1999	$6,004	$4,415	$23,048	($2,182)	$—	$31,285
Comprehensive income:						
Net income	—	—	3,705	—	—	3,705
Other comprehensive income	—	—	—	2,141	—	2,141
Total comprehensive income						5,846
Treasury stock purchased (62,200 shares)	—	—	—	—	(1,755)	(1,755)
Treasury stock sold (exercise of 5,954 stock options)	—	—	(78)	—	168	90
Other	—	3	—	—	—	3
Cash dividends ($0.62 per share)	—	—	(1,476)	—	—	(1,476)
Balance at December 31, 2000	6,004	4,418	25,199	(41)	(1,587)	33,993
Comprehensive income:						
Net income	—	—	4,032	—	—	4,032
Other comprehensive income	—	—	—	522	—	522
Total comprehensive income						4,554
Treasury stock purchased (105,765 shares)	—	—	—	—	(3,381)	(3,381)
Treasury stock sold (exercise of stock options and dividend reinvestment plan - 37,458 shares)	—	—	(103)	—	1,106	1,003
Cash dividends ($0.66 per share)	—	—	(1,520)	—	—	(1,520)
Balance at December 31, 2001	6,004	4,418	27,608	481	(3,862)	34,649
Comprehensive income:						
Net income	—	—	4,632	—	—	4,632
Other comprehensive income	—	—	—	818	—	818
Total comprehensive income						5,450
Treasury stock purchased (85,886 shares)	—	—	—	—	(2,544)	(2,544)
Treasury stock sold (exercise of stock options and dividend reinvestment plan - 33,948 shares)	—	—	(144)	—	1,052	908
Cash dividends ($0.70 per share)	—	—	(1,579)	—	—	(1,579)
Balance at December 31, 2002	$6,004	$4,418	$30,517	$1,299	($5,354)	$36,884

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended December 31, 2002	2001	2000
Cash flows from operating activities:			
Net income	$4,632	$4,032	$3,705
Adjustments to reconcile net income to net cash provided by operating activities:			
(Increase)/decrease in interest receivable	(140)	553	(466)
Decrease/(increase) in other assets	462	140	(550)
(Decrease)/increase in other liabilities	(318)	(250)	653
Deferred income tax (benefit)/expense	(308)	32	238
Goodwill amortization expense	—	319	319
Depreciation and other amortization expense	542	532	532
Net increase in cash surrender value of bank-owned life insurance	(218)	(131)	(124)
Amortization (accretion) of premiums/discounts on securities, net	388	(44)	49
Net gain on securities transactions	(33)	(15)	—
Provision for loan losses	1,165	525	219
Other	—	—	3
Total adjustments	1,540	1,661	870
Net cash provided by operating activities	6,172	5,693	4,575
Cash flows from investing activities:			
Purchase of investment securities	(2,124)	(1,719)	(5,627)
Purchase of securities available for sale	(104,966)	(84,387)	(32,260)
Net purchase of FRB and FHLB stock	(308)	(584)	(281)
Proceeds from maturities, paydowns and calls of investment securities	2,499	7,415	3,396
Proceeds from maturities, paydowns and calls of securities available for sale	82,255	71,899	21,920
Proceeds from sale of securities available for sale	1,021	—	1,043
Net decrease/(increase) in loans	7,945	(9,432)	(14,718)
Purchase of bank-owned life insurance	(2,850)	—	—
Purchases of premises and equipment, net	(958)	(339)	(211)
Net cash paid in acquisition	—	—	(456)
Net cash used by investing activities	(17,486)	(17,147)	(27,194)
Cash flows from financing activities:			
Net increase in deposits	21,389	8,753	5,394
Increase/(decrease) in securities sold under agreements to repurchase	1,941	(159)	2,207
Increase in notes payable - FHLB	6,130	11,649	13,167
Treasury stock purchased	(2,544)	(3,381)	(1,755)
Cash dividends paid on common stock	(1,579)	(1,520)	(1,476)
Proceeds from the sale of treasury stock	908	1,003	90
Net cash provided by financing activities	26,245	16,345	17,627
Net increase/(decrease) in cash and cash equivalents	14,931	4,891	(4,992)
Cash and cash equivalents beginning of year	19,729	14,838	19,830
Cash and cash equivalents end of year	$34,660	$19,729	$14,838
Supplemental disclosures of cash flow information:			
Cash paid during the year:			
Interest	$8,406	$11,523	$11,878
Income taxes	2,120	1,493	1,418
Supplemental schedule of noncash activities:			
Net reduction in loans resulting from transfers to real estate owned	$80	$211	$262
Decrease in taxes payable due to exercise of non-qualified stock options	49	127	—
Fair value of non-cash assets acquired in acquisition	—	—	$376
Fair value of liabilities assumed in acquisition	—	—	269

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of CNB Bancorp, Inc. (Parent Company), City National Bank and Trust Company (subsidiary Bank) and Hathaway Agency, Inc. (subsidiary Insurance Agency) conform to accounting principles generally accepted in the United States of America and general practices within the banking and insurance fields. The following is a summary of the significant policies used in the preparation of the consolidated financial statements.

BASIS OF PRESENTATION - The Parent Company is a financial holding company whose principal activity is the ownership of all outstanding shares of the subsidiary Bank's and Insurance Agency's stock. The subsidiary Bank is a commercial bank providing community banking services to individuals, small businesses and local municipal governments in Fulton County and Saratoga County, New York. The subsidiary Insurance Agency primarily serves Fulton County providing various insurance products to businesses and individuals. Management makes operating decisions and assesses performance based on an ongoing review of the subsidiary Bank's and Insurance Agency's community operations. The consolidated financial statements include the accounts of the Parent Company and its wholly-owned subsidiaries (referred to together as the "Company") after elimination of all significant intercompany transactions.

SECURITIES - Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and ability to hold debt securities to maturity, they are classified as investment securities and are stated at amortized cost. If securities are purchased for the purpose of selling them in the near term, they are classified as trading securities and are reported at fair value with unrealized holding gains and losses reflected in current earnings. All other marketable securities are classified as securities available for sale and are reported at the fair value, with net unrealized gains or losses reported, net of income taxes, as a separate component of stockholders' equity. A decline in the fair value of any security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

Nonmarketable equity securities, such as Federal Reserve Bank stock and Federal Home Loan Bank stock, are carried at cost. These investments are required for membership.

Gains and losses on the disposition of securities are based on the amortized cost of the specific security sold. Amortization of premiums and accretion of discounts are recognized in interest income on a level-yield basis to the earlier of call or maturity date. At December 31, 2002 and 2001, the Company did not have any securities classified as trading securities.

NET LOANS RECEIVABLE - Loans receivable are reported at the principal amount outstanding, net of unearned income, net deferred loan fees and costs, and the allowance for loan losses. Unearned income and net deferred loan fees and costs are accreted to income using an effective interest method.

When, in the opinion of management, the collection of interest and/or principal is in doubt, a loan is categorized as non-accrual. Generally, loans past due greater than 90 days are categorized as non-accrual. Thereafter, no interest is taken into income until received in cash or until such time as the borrower demonstrates the ability to make scheduled payments of interest and principal.

Management considers a loan to be impaired if, based on current information, it is probable that the subsidiary Bank will be unable to collect all scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. Management excludes large groups of smaller balance homogeneous loans such as residential mortgages and consumer loans which are collectively evaluated. Impairment losses, if any, are recorded through a charge to the provision for loan losses.

ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is maintained at a level estimated by management to provide adequately for probable losses inherent in the loan portfolio. The allowance is increased by provisions for loan losses charged to operating expense and decreased by loan charge-offs net of recoveries. Adequacy of the allowance and determination of the amount to be charged to operating expense are based on an evaluation of the loan portfolio, its overall composition, size of the individual loans, concentration by industry, past due and non-accrual loan statistics, historical loss experience and general economic conditions in the Company's market area.

While management uses all of the above information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination which may not be presently available.

OTHER REAL ESTATE OWNED - Included in other assets is other real estate owned which consists of properties acquired through foreclosure or by acceptance of a deed in lieu of foreclosure. These assets are recorded at the lower of the recorded investment in the loan or fair value of the property, less any estimated costs of disposal. Loan losses arising from the acquisition of such assets are charged to the allowance for loan losses and subsequent valuation write-downs are charged to non-interest expense. Operating costs associated with the properties are charged to expense as incurred. Gains on the sale of other real estate owned are included in income when title has passed and the sale has met the minimum down payment requirements prescribed by generally accepted accounting principles.

BANK PREMISES AND EQUIPMENT - These assets are reported at cost less accumulated depreciation. Depreciation is charged to operating expense over the useful lives of the assets using the straight line method. Maintenance and repairs are charged to operating expense as incurred.

GOODWILL - Goodwill represents the excess of the purchase price over the fair value of the net assets acquired for business combinations accounted for using purchase accounting. FASB Statement No. 142, "Goodwill and Other Intangible Assets", requires acquired intangible assets (other than goodwill) to be amortized over their useful economic life, while goodwill and any acquired intangible asset with an indefinite economic life would not be amortized, but would be reviewed for impairment on an annual basis. Statement No. 142 also requires additional disclosures pertaining to goodwill and intangible assets. The provisions of Statement No. 142 were required to be adopted starting with fiscal years beginning after December 15, 2001. Accordingly, the Company adopted the Statement on January 1, 2002. The Company performed the first of the required impairment tests of goodwill during the quarter ending March 31, 2002. Based on management's evaluation, the Company determined that no transitional impairment losses were required to be recognized as of January 1, 2002 as a cumulative effect of a change in accounting principle.

INCOME TAXES - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's policy is that deferred tax assets are reduced by a valuation reserve if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In considering if it is more likely than not that some or all of the deferred tax assets will not be realized, the Company considers temporary taxable differences, historical taxes and estimates of future taxable income.

EARNINGS PER COMMON SHARE - Basic earnings per share ("EPS") is computed by dividing income available to common stockholders (net income less dividends on perferred stock, if any) by the weighted average number of common shares outstanding for the period. Entities with complex capital structures must also present diluted EPS which reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common shares that then shared in the earnings of the entity, such as the Company's stock options.

STOCK-BASED COMPENSATION - The Company accounts for stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation expense is recognized only if the exercise price of the option is less than the fair value of the underlying stock at the grant date. FASB Statement No. 123, "Accounting for Stock-Based Compensation", encourages entities to recognize the fair value of all stock-based awards on the date of grant as compensation expense over the vesting period. Alternatively, Statement No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosures of net income and earnings per share as if the fair-value-based method defined in Statement No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by Statement No. 123.

On October 20, 1998, the Company's shareholders approved the CNB Bancorp, Inc. Stock Option Plan (Stock Option Plan) which permits the issuance of options to selected employees. The primary objective of the Stock Option Plan is to provide employees with a proprietary interest in the Company and as an incentive to encourage such persons to remain with the Company. On April 16, 2002, the Company's shareholders approved the Long-Term Incentive Compensation Plan which provided the Company's Compensation Committee with the authority to grant stock options to employees, non-employee directors and consultants of the Company and its subsidiaries. Under the Stock Option Plan, 240,000 shares of authorized but unissued common stock are reserved for issuance upon option exercises. Under the Long-Term Incentive Compensation Plan, 225,000 shares of authorized but unissued common stock are reserved for issuance upon option exercises. The Company also has the alternative to fund both plans with treasury stock. Options under the plans may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of the grant. Options expire no later than ten years following the date of the grant.

On June 26, 2001, 35,850 options were awarded at an exercise price of $32.50 per share. These options have a ten-year term with fifty percent vesting one year from the date of the grant and the remaining fifty percent vesting two years from the date of the grant. On June 24, 2002, 40,550 options were awarded at an exercise price of $29.43 per share. These options have a ten-year term with twenty-five percent vesting each year starting one year from the date of the grant.

The fair value of each option grant, excluding the options granted in connection with the acquisition of Adirondack, is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2002 and 2001: dividend yield of 2.41% and 2.11%, respectively; expected volatility of 15.8% and 18.8%, respectively; risk free interest rate of 4.19% and 4.81%, respectively; and an expected life of five years for grants awarded in both years. Based on the aforementioned assumptions, the Company has estimated that the fair value of the options granted on June 24, 2002 was $4.71 and the options granted on June 26, 2001 was $6.60.

The Company applies APB Opinion No. 25 in accounting for its stock options and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the estimated fair value at the grant date for its stock options under Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below for the years ended December 31 (in thousands, except per share data):

Net income:	2002	2001	2000
As reported	$4,632	$4,032	3,705
Pro forma	4,471	3,912	3,526
Basic earnings per share:			
As reported	2.05	1.75	1.56
Pro forma	1.98	1.70	1.48
Diluted earnings per share:			
As reported	2.03	1.72	1.54
Pro forma	1.96	1.67	1.47

Because the Company's employee stock options have characteristics significantly different from those of traded options for which the Black-Scholes model was developed, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its employee stock options.

TREASURY STOCK - Treasury stock is recorded at cost. During 2002, the Company purchased 85,886 shares of treasury stock at an average cost of $29.62. Also during 2002, the Company sold 33,948 shares at an average price of $26.75 as a result of the exercise of stock options and the dividend reinvestment plan.

DIVIDEND RESTRICTIONS - Certain restrictions exist regarding the ability of the subsidiary Bank to transfer funds to the Company in the form of cash dividends. The approval of the Comptroller of the Currency is required to pay dividends in any calendar year in excess of the subsidiary Bank's earnings retained in the current year plus retained net profits, as defined, for the preceding two years.

TRUST ASSETS - Assets held in fiduciary or agency capacities for customers of the subsidiary Bank are not included in the accompanying consolidated statements of condition as such assets are not assets of the subsidiary Bank. Trust assets under management totaled $28.5 million as of December 31, 2002.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents as shown in the consolidated statements of condition and consolidated statements of cash flows consists of cash, due from banks and federal funds sold.

FINANCIAL INSTRUMENTS - The Company is a party to certain financial instruments with off-balance sheet risk, such as commitments to extend credit, unused lines of credit, standby letters of credit and commercial letters of credit. The Company's policy is to record such instruments when funded.

USE OF ESTIMATES - The preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS - The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective January 1, 2001. Statement No. 133, as amended by Statement No. 137 and Statement No. 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As of January 1, 2001 and during the year of 2001, the Company did not have any derivative instruments or derivative instruments embedded in other contracts. Therefore, the adoption of SFAS No. 133, as amended, did not have any effect on the Company's consolidated financial statements.

In July 2001, the FASB issued Statement No. 141, "Business Combinations". Statement No. 141 supercedes Accounting Principles Board ("APB") No. 16, "Business Combinations", and requires all business combinations to be accounted for under the purchase method of accounting, thus eliminating the pooling of interests method of accounting. The Statement did not change many of the provisions of APB No. 16 related to the application of the purchase method. However, the Statement does specify criteria for recognizing intangible assets separate from goodwill and requires additional disclosures regarding business combinations. The Statement is effective for business combinations initiated after June 30, 2001.

In August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is permitted. The Company does not expect the adoption of this pronouncement to have a material effect on its consolidated financial statements.

In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This statement also supersedes the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company adopted the provisions of Statement No. 144 effective January 1, 2002. The adoption of this pronouncement did not have a material effect on the Company's consolidated financial statements.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Statement No. 145 rescinds Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", which required gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Upon adoption of Statement No. 145, companies will be required to apply the criteria in APB Opinion No. 30 in determining the classification of gains and losses resulting from the extinguishment of debt. Additionally, Statement No. 145 amends Statement No. 13, "Accounting for Leases", to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The provisions of Statement No. 145 related to the rescission of Statement No. 4 are effective for fiscal years beginning after May 15, 2002. All other provisions of Statement No. 145 are effective for transactions occurring and/or financial statements issued on or after May 15, 2002. The implementation of the Statement No. 145 provisions which were effective May 15, 2002 did not have any effect on the Company's consolidated financial statements. The implementation of the remaining provisions is not expected to have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company will review the impact of applying this standard to any exit or disposal activities initiated after December 31, 2002.

In October 2002, the FASB issued Statement No. 147, "Acquisitions of Certain Financial Institutions". This statement amends Statement No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions", Statement No. 144, and FASB Interpretation No. 9. Except for transactions between two or more mutual enterprises, this statement removes acquisitions of financial institutions from the scope of both Statement No. 72 and FASB Interpretation No. 9 and requires that those transactions be accounted for in accordance with Statement No. 141 and Statement No. 142. In addition, this statement amends Statement No. 144 to include in its scope long-term customer-relationship intangible assets of financial institutions. The provisions of this statement are to be applied retroactively to January 1, 2002 and are effective after September 30, 2002. The adoption of this pronouncement did not have any effect on the Company's consolidated financial statements.

ACQUISITION - On July 1, 2000, the Company acquired Hathaway Agency, Inc. (Hathaway), a local insurance agency. At the date of the acquisition, Hathaway had approximately $1,300,000 in assets, $300,000 in liabilities and $1,000,000 in shareholders' equity. Pursuant to the merger agreement, Hathaway became a wholly-owned subsidiary of CNB Bancorp, Inc.

Upon consummation of the acquisition, each preferred share of Hathaway was exchanged for $100 in cash which totaled approximately $700,000 and each common share of Hathaway was exchanged for $2,432 in cash which totaled approximately $600,000. In addition, under a non-compete agreement each preferred and common shareholder of Hathaway will receive payments over a period of five years totaling, in the aggregate, approximately $300,000.

The acquisition was accounted for using purchase accounting in accordance with APB Opinion No. 16. Under purchase accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their fair values. The acquisition of Hathaway resulted in approximately $300,000 in excess of cost over net assets acquired ("goodwill"). Covenant not to compete payments are being expenses as paid over the five-year period of the covenant.

On June 1, 1999, the Company acquired Adirondack Financial Services Bancorp, Inc. (Adirondack) and its wholly-owned subsidiary, Gloversville Federal Savings and Loan Association. At the date of the merger, Adirondack had approximately $68.5 million in assets, $56.4 million in deposits and $9.5 million in shareholders' equity. Pursuant to the merger agreement, Adirondack was merged into CNB Bancorp, Inc. and Gloversville Federal Savings and Loan Association was merged into City National Bank and Trust Company. The combined bank now operates as one institution under the name of City National Bank and Trust Company.

Under consummation of the merger, each share of Adirondack received $21.92 in cash which totaled approximately $14.6 million. In addition, under the merger agreement, the Company agreed to issue 35,614 stock options to purchase CNB Bancorp, Inc. stock at an exercise price of $15.22 per share. The estimated fair value of these options as of the acquisition date was $11.04 per share. The issuance of these options was included in the computation of goodwill, with the offsetting increase to surplus.

The acquisition was accounted for using purchase accounting in accordance with APB No. 16. The acquisition of Adirondack resulted in approximately $4.8 million in excess of cost over net assets acquired ("goodwill"). The results of operations of Adirondack have been included in the Company's consolidated statements of income for periods subsequent to the date of acquisition.

RECLASSIFICATIONS - Amounts in the prior years' financial statements are reclassified, whenever necessary, to conform to the presentation in the current years' financial statements.

Note 2: EARNINGS PER SHARE

The following sets forth certain information regarding the calculation of basic and diluted earnings per share (EPS) for the years ended December 31 (in thousands, except per share data):

	2002	2001	2000
Net income	**$4,632**	$4,032	$3,705
Weighted average common shares outstanding	**2,257**	2,303	2,377
Dilutive effect of potential common shares related to stock based compensation plans	**24**	39	27
Weighted average common shares including potential dilution	**2,281**	2,342	2,404
Basic earnings per share	**$2.05**	$1.75	$1.56
Diluted earnings per share	**$2.03**	$1.72	$1.54

There were 74,400 and 35,850 antidilutive stock options outstanding at December 31, 2002 and 2001, respectively. There were no antidilutive stock options outstanding at December 31, 2000.

The following adjusts reported net income and earnings per share to consistently reflect the provisions of SFAS No. 142 for the years ended December 31 (in thousands, except per share data):

	2002	2001	2000
Net income:			
As reported	$4,632	$4,032	$3,705
Add back: Goodwill amortization	—	319	319
Adjusted net income	$4,632	$4,351	$4,024
Basic EPS:			
As reported	$2.05	$1.75	$1.56
Add back: Goodwill amortization	—	0.14	0.13
Adjusted basic EPS	$2.05	$1.89	$1.69
Diluted EPS:			
As reported	$2.03	$1.72	$1.54
Add back: Goodwill amortization	—	0.14	0.13
Adjusted diluted EPS	$2.03	$1.86	$1.67

Note 3: RESERVE REQUIREMENTS

The subsidiary Bank is required to maintain certain reserves of cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and cash equivalents, was approximately $4,282,000 and $3,993,000 at December 31, 2002 and 2001, respectively.

Note 4: SECURITIES AVAILABLE FOR SALE

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of securities available for sale as of December 31 are as follows (in thousands):

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities available for sale:				
U.S. Treasury securities	$2,117	$70	$—	$2,187
Obligations of U.S. Government agencies	95,637	1,813	32	97,418
Collateralized mortgage obligations:				
U.S. Government agencies	9,211	83	4	9,290
Corporate securities	719	—	7	712
Other corporate securities	7,645	253	334	7,564
Obligations of state and political subdivisions	24,268	1,421	—	25,689
Total debt securities available for sale	139,597	3,640	377	142,860
Equity securities available for sale:				
Corporate securities	1,210	149	—	1,359
Total equity securities available for sale	1,210	149	—	1,359
Total securities available for sale	$140,807	$3,789	$377	$144,219

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities available for sale:				
U.S. Treasury securities	$2,130	$32	$—	$2,162
Obligations of U.S. Government agencies	61,941	572	214	62,299
Collateralized mortgage obligations:				
U.S. Government agencies	22,415	124	145	22,394
Corporate securities	1,055	—	3	1,052
Other corporate securities	8,123	215	206	8,132
Obligations of state and political subdivisions	22,687	462	114	23,035
Total debt securities available for sale	118,351	1,405	682	119,074
Equity securities available for sale:				
Corporate securities	1,110	65	—	1,175
Total equity securities available for sale	1,110	65	—	1,175
Total securities available for sale	$119,461	$1,470	$682	$120,249

The amortized cost and estimated fair value of debt securities available for sale at December 31, 2002, by contractual maturity, are shown in the accompanying table (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Collateralized mortgage obligations are included in this schedule based on the contractual maturity date.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$2,672	$2,691
Due after one year through five years	23,366	23,769
Due after five years through ten years	31,530	32,685
Due after ten years	82,029	83,715
Total debt securities available for sale	$139,597	$142,860

Proceeds from sales of securities available for sale during 2002 and 2000 were $1,021,000 and $1,043,000, respectively. There were no sales of securities available for sale during 2001. Gross gains in 2002 were $31,000. There were no losses in 2002. There were no gains or losses on sales during 2000.

The fair value of all securities available for sale pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2002 and 2001 were $88,123,000 and $79,848,000, respectively. Actual deposits secured by these securities at December 31, 2002 and 2001 were $45,504,000 and $44,286,000, respectively. Repurchase agreements secured by these securities at December 31, 2002 and 2001 were $13,570,000 and $11,629,000, respectively.

Note 5: INVESTMENT SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities as of December 31 are as follows (in thousands):

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government agencies	$15	$—	$—	$15
Obligations of states and political subdivisions	7,554	413	7	7,960
Corporate securities	2,000	—	—	2,000
Total investment securities	$9,569	$413	$7	$9,975

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government agencies	$42	$1	$—	$43
Obligations of states and political subdivisions	7,913	289	4	8,198
Corporate securities	2,000	—	—	2,000
Total investment securities	$9,955	$290	$4	$10,241

The amortized cost and estimated fair value of investment securities at December 31, 2002, by contractual maturity, are shown in the accompanying table (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$1,785	$1,802
Due after one year through five years	2,821	3,016
Due after five years through ten years	2,314	2,486
Due after ten years	2,649	2,671
Total investment securities	$9,569	$9,975

There were no sales of investment securities during 2002, 2001 and 2000. In 2002 and 2001, municipal issues called at premium produced gains of $2,000 and $15,000, respectively. No municipal issues were called at premiums during 2000.

The amortized cost of all investment securities pledged to secure public deposits as required by law at December 31, 2002 and 2001 were $2,822,000 and $4,078,000, respectively. Actual deposits secured by these securities at December 31, 2002 and 2001 were $2,696,000 and $3,699,000, respectively.

Note 6: LOANS

Loans are comprised of the following at December 31 (in thousands):

	2002	2001
Commercial and commercial real estate	$51,313	$48,979
Residential real estate	80,616	85,977
Installment	69,088	76,727
Total loans	$201,017	$211,683

Non-accrual loans at December 31, 2002, 2001 and 2000 were $1,620,000, $374,000 and $936,000, respectively. The difference between the interest collected on these loans and recognized as income, and the amounts which would have been accrued is not significant. There were loans ninety days past due and still accruing interest of $67,000, $159,000 and $210,000 as of December 31, 2002, 2001 and 2000, respectively.

As of December 31, 2002 and 2001, respectively, there were $1,620,000 and $374,000 of commercial loans that were placed on non-accrual status and were classified as impaired loans. As of December 31, 2002 and 2001, $324,000 and $40,000 of the allowance for loan losses was allocated to the impaired loans, respectively. During 2002, 2001 and 2000, the average balance of impaired loans was $665,000, $601,000 and $1,188,000, respectively. Interest income of $58,000, $17,000 and $103,000 was recognized on impaired loans during 2002, 2001 and 2000, respectively.

The subsidiary Bank's primary business area consists of the Counties of Fulton and Saratoga and, therefore, there are certain concentrations of loans and loan commitments within that geographic area. Accordingly, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economy of this region. At December 31, 2002 and 2001, the only area of industry concentration that existed within the subsidiary Bank's commitments were to the leather and leather-related industries. Outstanding commitments to this segment were $4.3 million as of December 31, 2002 and $4.2 million as of December 31, 2001. These figures represent 17.7% and 14.4% of the total loan commitments outstanding at the end of each respective year. Loans outstanding to this segment were $4.2 million as of December 31, 2002 and $5.3 million as of December 31, 2001. These figures represent 2.1% and 2.5% of gross loans outstanding at the end of each respective year.

In the ordinary course of business, the subsidiary Bank has made loans to certain directors and executive officers of the Company, its subsidiaries, and other related parties. Such transactions are on substantially the same terms, including interest rates and collateral on loans, as comparable transactions made to others. Total loans to these persons and companies on December 31, 2002 and 2001 amounted to $4,664,000 and $3,956,000, respectively. During 2002, $3,413,000 of new loans were made and repayments totaled $2,705,000.

Note 7: ALLOWANCE FOR LOAN LOSSES

A summary of the changes in the allowance for loan losses is as follows (in thousands):

	2002	2001	2000
Balance at beginning of year	$2,506	$2,750	$2,697
Provision charged to income	1,165	525	219
Loans charged off	(723)	(996)	(239)
Recoveries of loans charged off	135	227	73
Balance at end of year	$3,083	$2,506	$2,750

Note 8: PREMISES AND EQUIPMENT

Premises and equipment at December 31 are as follows (in thousands):	2002	2001
Land	$687	$687
Premises and leasehold improvements	3,995	3,306
Equipment, furniture and fixtures	3,174	2,905
	7,856	6,898
Less: Accumulated depreciation	(3,860)	(3,478)
Total premises and equipment	$3,996	$3,420

Depreciation expense amounted to $382,000, $351,000 and $347,000 for the years 2002, 2001 and 2000, respectively.

Note 9: TIME DEPOSITS

The approximate amount of contractual maturities of time deposit accounts for the years subsequent to December 31, 2002 are as follows (in thousands):

Years ended December 31,	
2003	$67,296
2004	43,268
2005	4,084
2006	4,266
2007	1,406
Total	$120,320

Note 10: SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

For the years ended December 31, 2002 and 2001, the average balance of Securities Sold Under Agreements to Repurchase was $12,436,000 and $10,971,000, respectively. The highest month end balances for these borrowings during 2002 and 2001 were $13,570,000 and $11,629,000, respectively. The average rate paid for these borrowings during 2002 and 2001 was 4.87% and 5.33%, respectively.

The underlying securities associated with customer repurchase agreements are under the control of the subsidiary Bank. All customer repurchase agreements at December 31, 2002 matured within two days. The underlying securities associated with repurchase agreements with the Federal Home Loan Bank (FHLB) are held in a collateral account for our account until maturity of the agreements. All FHLB repurchase agreements have stated maturities of ten years or less.

Note 11: NOTES PAYABLE - FEDERAL HOME LOAN BANK

Information on the borrowings is summarized as follows (dollars in thousands):

	Floating Rate and Fixed Rate Advances		
Maturity Date	Balance at December 31, 2002	Interest Rate as of December 31, 2002	Call Date
12/08/2003	$1,000	4.870%	03/07/2003
02/03/2004	1,000	4.800	02/03/2003
01/27/2005	1,000	6.150	01/27/2003
11/22/2005	2,000	5.920	02/22/2003
12/13/2010	2,000	5.090	03/13/2003
01/11/2011	2,000	4.600	01/11/2003
01/11/2011	2,000	4.910	01/11/2004
02/28/2011	1,000	4.460	02/28/2003
03/08/2011	2,000	4.820	03/08/2004
05/02/2011	2,000	4.720	04/30/2004
11/28/2011	1,000	4.020	11/28/2004
03/19/2012	2,000	4.410	03/18/2005
06/23/2003*	2,000	1.449	*
11/28/2003*	1,000	1.470	*
02/05/2004*	1,000	1.759	*
05/14/2004*	2,000	1.440	*
06/15/2004*	1,000	1.390	*
04/18/2005*	2,000	1.833	*
05/02/2005*	2,000	1.770	*
06/15/2005*	2,000	1.460	*
07/12/2005*	2,000	1.714	*
07/15/2005*	1,000	1.804	*
08/30/2005*	1,000	1.443	*
10/31/2005*	1,000	1.878	*
05/23/2007*	1,500	1.604	*
Total	$38,500		

*These borrowings are non-callable but retain a monthly or quarterly repricing frequency to the current 1-month or 3-month LIBOR rate plus or minus 0 to 18 basis points. The interest on these borrowings is calculated on an actual/360-day basis and is payable monthly or quarterly to the Federal Home Loan Bank depending on the repricing frequency.

Monthly Amortizing Fixed Rate Advances

Maturity Date	Balance at December 31, 2002	Interest Rate as of December 31, 2002
10/28/2003	$ 81	5.038%
11/10/2003	222	5.412
10/28/2005	185	5.228
10/28/2008	131	5.436
Total	$ 619	

These borrowings call for monthly payments of principal and interest of approximately $35,000 per month. Interest on these advances is calculated on a 30/360 day basis.

At December 31, 2002 and 2001, the subsidiary Bank had available lines of credit with correspondent banks and the Federal Home Loan Bank of $123,291,000 and $112,708,000, respectively. Advances on these lines are secured by the subsidiary Bank's real estate mortgages, investment securities, available-for-sale securities and Federal Home Loan Bank stock. At December 31, 2002 and 2001, advances outstanding on these lines with the Federal Home Loan Bank were $39,119,000 and $32,989,000, respectively.

Note 12: EMPLOYEE BENEFIT PLANS

Pension Plan - The subsidiary Bank is a member of the New York State Bankers Retirement System and offers a non-contributory defined benefit retirement plan to substantially all full-time employees. Benefit payments to retired employees are based upon their length of service and percentages of average compensation during the final three to five years of employment. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. Assets of the plan are primarily invested in equity and debt securities.

The following table sets forth the plan's funded status as of a September 30 measurement date, and the amounts recognized in the accompanying consolidated financial statements (dollars in thousands).

	2002	2001
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$4,115	$3,467
Service cost	200	171
Interest cost	271	264
Benefits paid	(213)	(209)
Expenses paid	(32)	(28)
Assumption changes and other	738	450
Projected benefit obligation at end of year	5,079	4,115
Change in plan assets:		
Fair value of plan assets at beginning of year	4,078	4,444
Actual loss on plan assets	(211)	(364)
Employer contribution	—	235
Benefits paid	(213)	(209)
Expenses paid	(32)	(28)
Fair value of plan assets at end of year	3,622	4,078
Funded status	(1,457)	(37)
Unrecognized net actuarial loss	1,989	908
Unrecognized prior service cost	281	106
Unrecognized transition asset	(1)	(2)
Prepaid pension cost	$812	$975
Amounts recognized in the consolidated statements of condition consist of:		
Prepaid pension cost	$812	$975
Additional minimum liability	(1,565)	—
Intangible asset	281	—
Accumulated other comprehensive loss (pre-tax basis)	1,284	—
Prepaid pension cost	$812	$975
Weighted average assumptions as of September 30		
Discount rate	6.25%	6.75%
Rate of compensation increase	4.00	4.00
Expected return on plan assets	8.50	8.50

Components of net periodic pension cost:	2002	2001	2000
Service cost	$200	$171	$173
Interest cost	271	264	239
Expected return on plan assets	(344)	(375)	(338)
Amortization of loss from earlier periods	31	—	—
Amortization of unrecognized prior service cost	6	(2)	(2)
Amortization of unrecognized transition asset	(1)	(1)	(1)
Net periodic pension cost	$163	$57	$71

The subsidiary Bank has a Supplemental Executive Retirement Plan for key management personnel. The subsidiary Bank's expense for the years ended December 31, 2002, 2001 and 2000 was approximately $60,000, $58,000 and $62,000, respectively.

The subsidiary Bank has also established a Supplemental Life Insurance Plan/Split Dollar for all officers, vice president and above, with at least ten years of service to the Company. Under the terms of this plan, upon the death of a participant, the beneficiary receives an amount equal to three times the final year's salary of the participant. The subsidiary Bank has invested approximately $5.1 million for this coverage and is receiving an annual tax-free return. The cash surrender value of the bank-owned life insurance is included in other assets and was approximately $5.8 million and $2.7 million as of December 31, 2002 and December 31, 2001, respectively.

Profit Sharing Plan - The subsidiary Bank has a non-contributory profit sharing plan under which contributions are made by the subsidiary Bank to a separate trust for the benefit of the subsidiary Bank's participating employees. Annual contributions to the plan are determined by the board of directors of the subsidiary Bank. Contributions are accrued during the year and are distributed December 31st of each year. The subsidiary Bank's contribution to the plan for 2002, 2001 and 2000 was $152,000, $146,000 and $140,000, respectively.

Other than certain life insurance benefits which are provided to a closed group of retirees, the Company does not provide post-retirement benefits to employees. The costs associated with the life insurance to the closed group of retirees is not significant in 2002, 2001 or 2000.

Note 13: STOCK OPTIONS

A summary of the status of the Company's stock option plans as of December 31, 2002, 2001 and 2000 and changes during the years then ended is presented below:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options:						
Outstanding at beginning of year	231,258	$25.32	232,115	$23.83	238,069	$23.61
Granted	40,550	29.43	35,850	32.50	—	—
Exercised	(22,047)	23.35	(34,968)	22.72	(5,954)	15.22
Cancelled	(2,000)	32.50	(1,739)	26.25	—	—
Outstanding at year-end	247,761	26.11	231,258	25.32	232,115	23.83
Exercisable at year-end	185,657	$25.08	181,163	$24.70	160,046	$24.21

The following table summarizes information about the Company's stock options at December 31, 2002:

Exercise Price	Outstanding	Weighted Average Remaining Contract Life	Exercisable
$29.43	40,550	9.5 years	—
32.50	33,850	8.5 years	16,925
26.25	103,990	6.3 years	103,990
23.67	46,228	5.8 years	46,228
15.22	23,143	5.7 years	18,514
	247,761		185,657

Note 14: INCOME TAXES

The following is a summary of the components of income tax expense for the years ended December 31 (in thousands):

	2002	2001	2000
Current tax expense:			
Federal	$1,861	$1,567	1,207
State	264	210	130
Total current tax expense	2,125	1,777	1,337
Deferred tax (benefit) expense:			
Federal	(249)	26	218
State	(59)	6	20
Total deferred tax (benefit) expense	(308)	32	238
Provision for income taxes	$1,817	$1,809	$1,575

The provision for income taxes is less than the amount computed by applying the U.S. Federal income tax rate of 34% to income before taxes as follows (in thousands):

	2002		2001		2000	
	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income
Tax expense at statutory rate	$2,193	34.0%	$1,986	34.0%	$1,795	34.0%
Increase (decrease) resulting from:						
Tax-exempt interest income	(533)	(8.2)	(506)	(8.7)	(487)	(9.2)
State tax expense, net of federal deductions	135	2.1	140	2.4	107	2.0
Interest expense incurred to carry tax-exempt bonds	47	0.7	63	1.1	67	1.3
Amortization of goodwill	—	—	129	2.2	125	2.4
Other	(25)	(0.4)	(3)	—	(32)	(0.7)
Provision for income taxes	$1,817	28.2%	$1,809	31.0%	$1,575	29.8%

Significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, are as follows (in thousands):

	2002	2001
Deferred tax assets:		
Allowance for loan losses	$1,201	$976
Director's deferred compensation	9	9
Accrued pension liability	168	146
Purchase accounting adjustments	32	33
ORE writedown	—	4
Covenant not to compete	55	34
Loan fees	15	19
Total gross deferred tax assets	1,480	1,221
Deferred tax liabilities:		
Premises and equipment, primarily due to accelerated depreciation	(54)	(69)
Securities discount accretion	(68)	(80)
Prepaid pension cost	(370)	(380)
Purchase accounting adjustments	(164)	(176)
Total gross deferred tax liabilities	(656)	(705)
Net deferred tax asset end of year	824	516
Net deferred tax asset beginning of year	516	548
Deferred tax (benefit)/expense	($308)	$32

In addition to the deferred tax assets and liabilities described above, the Company also has a deferred tax liability of $1,329,000 at December 31, 2002 related to the unrealized gain on securities available for sale as of December 31, 2002 and a deferred tax asset of $500,000 related to the recognition of a minimum pension liability as of December 31, 2002. The Company had a deferred tax liability of $307,000 at December 31, 2001 related to the unrealized gain on securities available for sale as of December 31, 2001.

Deferred tax assets are recognized subject to management's judgement that realization is more likely than not. In considering if it is more likely than not that some or all of the deferred tax assets will not be realized, the Company considers temporary taxable differences, historical taxes and future taxable income. Based primarily on the sufficiency of historical taxable income, management believes it is more likely than not that the remaining net deferred tax asset at December 31, 2002 and 2001 will be realized.

Note 15: COMPREHENSIVE INCOME

Comprehensive income represents the sum of net income and items of "other comprehensive income" which are reported directly in stockholders' equity, such as the net unrealized gain or loss on securities available for sale and minimum pension liability adjustments. The Company has reported its comprehensive income or loss for 2002, 2001 and 2000 in the consolidated statements of changes in stockholders' equity.

The Company's other comprehensive income consisted of the following components for the years ended December 31 (in thousands):

	2002	2001	2000
Net unrealized holding gains arising during the year, net of taxes of ($1,034) in 2002, ($333) in 2001 and ($1,366) in 2000	$1,621	$522	$2,141
Reclassification adjustment for net realized gains included in income, net of taxes of $12 in 2002, $0 in 2001 and $0 in 2000	(19)	—	—
Minimum pension liability adjustment, net of taxes of $500 in 2002, $0 in 2001 and $0 in 2000	(784)	—	—
Other comprehensive income	$818	$522	$2,141

Note 16: COMMITMENTS AND CONTINGENT LIABILITIES

Various commitments and contingent liabilities arise in the normal conduct of the subsidiary Bank's business that include certain financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unused lines of credit, standby letters of credit and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated statements of financial condition. The contract amounts of those instruments reflect the extent of involvement the subsidiary Bank has in particular classes of financial instruments. The subsidiary Bank's exposure to credit loss in the event of nonperformance by the other party to the commitments to extend credit, unused lines of credit, standby letters of credit and commercial letters of credit are represented by the contractual notional amount of those instruments. The subsidiary Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments.

Contract amounts of financial instruments that represent credit risk as of December 31, 2002 and 2001 at fixed and variable rates are as follows (in thousands):

	2002		
Commitment and unused lines of credit:	Fixed	Variable	Total
Home equity loans	$—	$4,516	$4,516
Commercial loans	1,024	15,994	17,018
Overdraft loans	1,377	—	1,377
Mortgage loans	1,379	—	1,379
	3,780	20,510	24,290
Standby letters of credit	—	261	261
Total commitments	$3,780	$20,771	$24,551

	2001		
Commitment and unused lines of credit:	Fixed	Variable	Total
Home equity loans	$—	$4,571	$4,571
Commercial loans	2,850	18,153	21,003
Overdraft loans	1,390	—	1,390
Mortgage loans	1,866	—	1,866
	6,106	22,724	28,830
Standby letters of credit	—	125	125
Total commitments	$6,106	$22,849	$28,955

Commitments to extend credit and unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The subsidiary Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral, if any, required by the subsidiary Bank upon the extension of credit is based on management's credit evaluation of the customer. Mortgage and home equity loan commitments are secured by a lien on real estate. Collateral on extensions of credit for commercial loans varies but may include accounts receivable, inventory, property, plant and equipment, and income producing property.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN No. 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others; an Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34". FIN No. 45 requires certain new disclosures and potential liability-recognition for the fair value at issuance of guarantees that fall within its scope. Under FIN No. 45, the Company does not issue any guarantees that would require liability-recognition or disclosure, other than its standby letters of credit.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $261,000 at December 31, 2002 and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of twelve months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2002 was insignificant.

The Company and its subsidiaries may, from time to time, be defendants in legal proceedings relating to the conduct of their business. In the best judgments of management, the consolidated financial position of the Company and its subsidiaries would not be affected materially by the outcome of any pending legal proceedings.

Note 17: REGULATORY CAPITAL REQUIREMENTS

National banks are required to maintain minimum levels of regulatory capital in accordance with regulations of the Office of the Comptroller of the Currency ("OCC"). The Federal Reserve Board ("FRB") imposes similar requirements for consolidated capital of bank holding companies. The OCC and FRB regulations require a minimum leverage ratio of Tier 1 capital to total adjusted average assets of 3.0% to 4.0% depending on the institution and minimum ratios of Tier 1 and total capital to risk-weighted assets of 4.0% and 8.0%, respectively.

Under its prompt corrective action regulations, the OCC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized bank. Such actions could have a direct material effect on a bank's financial statements. The regulations establish a framework for the classification of banks into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, a bank is considered well capitalized if it has a leverage (Tier 1) capital ratio of at least 5.0% (based on total adjusted average assets); a Tier 1 risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by the regulators about capital components, risk weightings and other factors.

As of December 31, 2002 and 2001, the Company and the subsidiary Bank met all capital adequacy requirements to which they are subject. Further, the most recent OCC notification categorized the subsidiary Bank as a well-capitalized bank under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the subsidiary Bank's capital classification.

The following is a summary of the actual capital amounts and ratios as of December 31, 2002 and 2001 for the Company (consolidated) and the subsidiary Bank (in thousands):

	2002		2001	
	Amount	Ratio	Amount	Ratio
Consolidated				
Leverage (Tier 1) capital	$30,619	7.9%	$29,961	8.4%
Risk-based capital:				
Tier 1	30,619	14.9	29,961	14.7
Total	33,266	16.2	32,496	16.0
Subsidiary Bank				
Leverage (Tier 1) capital	$28,995	7.5%	$28,466	8.0%
Risk-based capital:				
Tier 1	28,995	14.1	28,466	14.0
Total	31,620	15.3	30,981	15.3

Note 18: PARENT COMPANY ONLY FINANCIAL INFORMATION

The following presents the financial condition of the Parent Company as of December 31, 2002 and 2001 and the results of its operations and cash flows for the years ended December 31, 2002, 2001 and 2000 (in thousands):

CONDENSED STATEMENTS OF CONDITION (Parent only)

	At December 31,	
ASSETS	2002	2001
Cash	$392	$314
Securities available for sale, at fair value	169	156
Investment in subsidiaries	36,346	34,197
Total assets	$36,907	$34,667
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deferred taxes payable - FASB No. 115	$23	$18
Total liabilities	23	18
STOCKHOLDERS' EQUITY		
Common stock	$6,004	$6,004
Surplus	4,418	4,418
Undivided profits	30,517	27,608
Treasury stock, at cost	(5,354)	(3,862)
Accumulated other comprehensive income	1,299	481
Total stockholders' equity	36,884	34,649
Total liabilities and stockholders' equity	$36,907	$34,667

CONDENSED STATEMENTS OF INCOME (Parent only)

	Years ended December 31,		
Income	2002	2001	2000
Dividends from subsidiaries	$3,312	$4,025	$4,718
Dividends on securities available for sale	6	6	4
Total dividend income	3,318	4,031	4,722
Expenses			
Salaries and employee benefits	—	—	3
Other expense	38	49	19
Total expenses	38	49	22
Income before income taxes and equity in/(distributions in excess of) undistributed net income of subsidiaries	3,280	3,982	4,700
Income tax benefit	13	17	30
Income before equity in (distribution in excess of) undistributed net income of subsidiaries	3,293	3,999	4,730
Equity in/(distribution in excess of) undistributed net income of subsidiaries	1,339	33	(1,025)
Net income	$4,632	$4,032	$3,705

CONDENSED STATEMENTS OF CASH FLOWS (Parent only)

	Years ended December 31,		
Cash flows from operating activities:	2002	2001	2000
Net income	$4,632	$4,032	$3,705
Decrease/(increase) in other assets	—	30	(30)
(Decrease)/increase in other liabilities	—	(6)	6
Other	—	—	3
(Equity in)/distributions in excess of undistributed net income	(1,339)	(33)	1,025
Net cash provided by operating activities	3,293	4,023	4,709
Cash flows from investing activities:			
Purchase of Hathaway Agency, Inc.	—	—	(1,433)
Purchase of available for sale securities	—	—	(110)
Proceeds from sales of available for sale securities	—	—	50
Net cash used by investing activities	—	—	(1,493)
Cash flows from financing activities:			
Proceeds from the sale of treasury stock	908	1,003	90
Treasury stock purchased	(2,544)	(3,381)	(1,755)
Cash dividends paid on common stock	(1,579)	(1,520)	(1,476)
Net cash used by financing activities	(3,215)	(3,898)	(3,141)
Net increase in cash	78	125	75
Cash beginning of period	314	189	114
Cash end of period	$392	$314	$189

Note 19: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the subsidiary Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the subsidiary Bank's financial instruments, fair value estimates are based on judgments regarding future expected net cash flows, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the net deferred tax asset and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates of fair value. In addition, there are significant intangible assets that the fair value estimates do not recognize, such as the value of "core deposits", the subsidiary Bank's branch network, trust relationships and other items generally referred to as "goodwill".

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

Cash and Cash Equivalents

For these short-term instruments, carrying value approximates fair value.

Securities Available for Sale & Investment Securities

The fair value of securities available for sale and investment securities, except certain state and municipal securities, is estimated on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued. The estimated fair value of stock in the Federal Reserve Bank and Federal Home Loan Bank is assumed to be its cost given the lack of a public market for these investments and the historical experience that these securities are redeemed at cost.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, consumer, and real estate. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

The fair value of performing loans is calculated by discounting scheduled cash flows through the contractual estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the term of the loans to maturity, adjusted for estimated prepayments.

Fair value for nonperforming loans is based on recent external appraisals and discounting of cash flows. Estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Accrued Interest Receivable

For accrued interest receivable, a short-term instrument, carrying value approximates fair value.

Deposit Liabilities

The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, NOW accounts and money market accounts is estimated to be the amount payable on demand. The fair value of certificates and time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. These fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Securities Sold Under Agreements to Repurchase

For those short-term instruments that mature in one to ninety days, carrying value approximates fair value. For those instruments that mature in more than ninety days, the fixed borrowing rate is compared to rates for similar advances and a premium or discount is calculated.

Notes Payable - Federal Home Loan Bank

For these instruments that mature in more than ninety days the current borrowing rate is compared to rates for similar advances and a premium or discount is calculated.

Accrued Interest Payable

For accrued interest payable, a short-term instrument, carrying value approximates fair value.

Commitments to Extend Credit, Standby and Commercial Letters of Credit, and Financial Guarantees Written

The fair value of commitments to extend credit and unused lines of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of financial guarantees written and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. Fees, such as these are not a major part of the subsidiary Bank's business. Therefore, carrying value approximates fair value and the amounts are not significant.

Financial Instruments

The estimated fair values of the Company's financial instruments at December 31 are as follows (in thousands):

	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and cash equivalents	$34,660	$34,660	$19,729	$19,729
Securities available for sale*	147,380	147,380	123,102	123,102
Investment securities	9,569	9,975	9,955	10,241
Loans (net of unearned income)	186,264	188,493	194,949	195,389
Less allowance for loan losses	3,083	—	2,506	—
Net loans	183,181	188,493	192,443	195,389
Accrued interest receivable	1,801	1,801	1,661	1,661
Financial Liabilities:				
Deposits				
Non-interest bearing demand	$27,827	$27,827	$28,103	$28,103
Savings, NOW and money market	152,469	152,469	130,311	130,311
Certificates of deposit and other time	120,320	122,080	120,813	122,679
Total deposits	300,616	302,376	279,227	281,093
Securities sold under agreements to repurchase	13,570	13,918	11,629	11,873
Notes Payable - FHLB	39,119	39,470	32,989	33,372
Accrued interest payable	326	326	432	432

*Includes investments required for membership in FRB and FHLB.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
CNB Bancorp, Inc.:

We have audited the accompanying consolidated statements of condition of CNB Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Albany, New York
January 31, 2003

UNAUDITED INTERIM FINANCIAL INFORMATION
(In thousands, except per share data)

The following is a summary of unaudited quarterly financial information for each quarter of 2002 and 2001.

	THREE MONTHS ENDED			
	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002
Total interest and dividend income	$5,619	$5,588	$5,539	$5,300
Total interest expense	2,109	2,118	2,093	1,980
Net interest income	3,510	3,470	3,446	3,320
Provision for loan losses	310	225	355	275
Noninterest income	700	482	634	471
Noninterest expense	2,069	2,143	2,007	2,200
Income before income taxes	1,831	1,584	1,718	1,316
Provision for income taxes	550	453	494	320
Net income	$1,281	$1,131	$1,224	$996
Earnings per share:				
Basic	$0.56	$0.50	$0.54	$0.45
Diluted	0.55	0.49	0.54	0.44

	THREE MONTHS ENDED			
	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
Total interest and dividend income	$6,100	$6,128	$6,065	$5,760
Total interest expense	3,061	3,061	2,884	2,402
Net interest income	3,039	3,067	3,181	3,358
Provision for loan losses	140	70	185	130
Noninterest income	611	544	531	438
Noninterest expense	2,055	2,092	2,016	2,240
Income before income taxes	1,455	1,449	1,511	1,426
Provision for income taxes	450	448	477	434
Net income	$1,005	$1,001	$1,034	$992
Earnings per share:				
Basic	$0.43	$0.43	$0.46	$0.44
Diluted	0.42	0.43	0.45	0.43

DESCRIPTION OF BUSINESS

CNB Bancorp, Inc., a New York corporation, organized in 1988, is a registered financial holding company headquartered in Gloversville, New York. Its wholly-owned subsidiary, City National Bank and Trust Company, was organized in 1887 and is also headquartered in Gloversville, New York, with five branches located in the county of Fulton and one branch located in the county of Saratoga. The subsidiary Bank is a full service commercial bank that offers a broad range of demand and time deposits; consumer, mortgage, and commercial loans; and trust and investment services. The subsidiary Bank is a member of the Federal Deposit Insurance Corporation and the Federal Reserve System and is subject to regulation and supervision of the Federal Reserve Bank and the Office of the Comptroller of the Currency. On July 1, 2000, CNB Bancorp, Inc. acquired another wholly-owned subsidiary, Hathaway Agency, Inc., which was organized in 1915 and is also headquartered in Gloversville, New York. The subsidiary Insurance Agency specializes in commercial, industrial and not-for-profit businesses, as well as insuring the personal automobiles and homes of the people of Fulton County. The insurance agency is under the supervision of the New York State Insurance Department.

MARKET AND DIVIDEND INFORMATION CNB BANCORP, INC.

The common capital stock - $2.50 par value is the only registered security of the Company and is inactively traded. The range of prices of this security known to management based on records of the Company and as supplied by Ryan, Beck and Co. on a quarterly basis and the quarterly cash dividends paid for the most recent two years are shown below:

	2002			
	High	Low	Close	Dividend Paid
First Quarter	$33.500	$29.500	$32.500	$ .17
Second Quarter	33.300	29.850	29.900	.17
Third Quarter	29.900	26.700	27.000	.18
Fourth Quarter	28.000	23.500	26.500	.18
Number of shareholders on December 31		693		

	2001			
	High	Low	Close	Dividend Paid
First Quarter	$29.875	$27.750	$29.125	$ .16
Second Quarter	34.000	28.000	33.000	.16
Third Quarter	38.750	32.500	32.500	.17
Fourth Quarter	35.000	29.500	29.500	.17
Number of shareholders on December 31		692		

A copy of Form 10K (Annual Report) for 2002, filed with the Securities and Exchange Commission by the Company, is available to shareholders free of charge by written request to:

George A. Morgan, Vice President and Secretary
CNB Bancorp, Inc., 10-24 N. Main Street, P.O. Box 873, Gloversville, NY 12078

CITY NATIONAL BANK & TRUST COMPANY

ADMINISTRATION

WILLIAM N. SMITH........Chairman of the Board and President
GEORGE A. MORGAN........Executive Vice-President, Cashier, and Trust Officer

FINANCE

MICHAEL J. FRANK........Vice-President and Comptroller

COMPLIANCE

GEORGE E. DOHERTY........Vice-President

LENDING

BILL ARGOTSINGER........Vice-President
ROBERT A. GRUGLE........Vice-President
HENRI LANGEVIN........Vice-President
MICHAEL G. LISKY........Vice-President
MICHAEL J. PEPE........Vice-President
GARY R. CANFIELD........Assistant Vice-President
MARY E. IANNOTTI........Assistant Vice-President
KATHRYN E. SMULLEN........Assistant Vice-President

OPERATIONS

RONALD J. BRADT........Senior Vice-President
DENISE L. CERASIA........Vice-President
PAULA K. TUCKER........Systems Officer

TECHNOLOGY

L. RANDY MARSICANO........Vice-President

TRUST

DEBORAH M. BUCK........Trust Officer

INVESTMENT SERVICES

RICHARD DIXON........Financial Services Officer

AUDIT

BRIAN R. SEELEY........Auditor

HUMAN RESOURCES

DEBORAH A. BRANDIS........Vice-President
CAROLE A. GOTTUNG........Training Officer

MARKETING

LAWRENCE D. PECK........Vice-President

BRANCH OFFICES

ELIZABETH J. SIMONDS........Vice-President and Branch Administrator

GLOVERSVILLE - NORTH MAIN STREET

DEBRA ELLSWORTH........Branch Officer

GLOVERSVILLE - FIFTH AVENUE

ROSEANN LAURIA........AVP, Manager
DENISE HLADIK........Branch Officer

NORTHVILLE

CONSTANCE A. ROBINSON........AVP, Manager
KAREN SCHERMERHORN........Branch Officer

GLOVERSVILLE - FREMONT STREET

NANCY RUPERT........Branch Officer

JOHNSTOWN

TAMMY L. WARNER........AVP, Manager
TAMMY MALAGISI........Branch Officer

PERTH

AMY PRAUGHT........AVP, Manager

SARATOGA

PETER E. BROWN........AVP, Manager



City National Bank
and Trust Company

BANKING OFFICES:

MAIN OFFICE

10-24 North Main Street
Gloversville, NY 12078

TRUST AND INVESTMENT SERVICES

52 North Main Street
Gloversville, NY 12078

FREMONT STREET DRIVE-UP OFFICE

Gloversville, NY 12078

FIFTH AVENUE OFFICE

185 Fifth Avenue
Gloversville, NY 12078

JOHNSTOWN OFFICE

142 North Comrie Avenue
Johnstown, NY 12095

NORTHVILLE OFFICE

231 Bridge Street
Northville, NY 12134

PERTH OFFICE

4178 State Highway 30
Town of Perth
Amsterdam, NY 12010

SARATOGA SPRINGS OFFICE

295 Broadway
Saratoga Springs, NY 12866

OTHER ATMs LOCATED

- Nathan Littauer Hospital, Gloversville
- Holiday Inn, Johnstown
- Walmart Distribution Center, Johnstown



CNB Bancorp, Inc.
Year **2002**
Annual Report